Term sheet
To prospectus dated November 21, 2008,
prospectus supplement dated November 21, 2008 and
product supplement no. 200-A-II dated February 11, 2011

Term Sheet
Product Supplement No. 200-A-II
Registration Statement No. 333-155535
Dated April 11, 2011; Rule 433

JPMorgan Chase & Co.

Structured Investments

$
Daily Liquidity Notes Linked to the J.P. Morgan C.G.P. Commodity Index due April 20, 2014

General

- You may request that we repurchase your notes on a daily basis in minimum denominations equal to the Principal Amount, subject to complying with the procedural requirements described below.
- **On any business day on or after the Initial Redemption Date, we may, at our sole discretion, redeem all, but not fewer than all, issued and outstanding notes at our sole discretion after providing you at least five business days' written notice.**
- The notes are designed for investors who seek a return linked to the J.P. Morgan C.G.P. Commodity Index.
- Investors should be willing to forgo interest payments and, if the Index closing level of the J.P. Morgan C.G.P. Commodity Index decreases or does not increase in an amount at least equal to the percentage of the Principal Amount represented by the Investor Fee and the Repurchase Fee Amount, if applicable, be willing to lose some or all of their principal. **Any payment on the notes is subject to the credit risk of JPMorgan Chase & Co.**
- The payment at maturity or upon early repurchase or redemption is linked to the performance of the J.P. Morgan C.G.P. Commodity Index minus the Investor Fee, which is deducted on each Valuation Date, as described below. The payment upon early repurchase is linked to the performance of the J.P. Morgan C.G.P. Commodity Index, minus the Investor Fee, which is deducted on each Valuation Date, and the Repurchase Fee Amount as of the relevant Valuation Date, as described in "Additional Key Terms" below.
- On the Inception Date, J.P. Morgan Securities LLC, which we refer to as JPMS, acting as our agent, will sell a portion of the notes at 100% of the Principal Amount per note. After the Inception Date, additional notes may be offered and sold from time to time through JPMS and other dealers at prevailing prices.
- Senior unsecured obligations of JPMorgan Chase & Co. maturing April 20, 2014[†]
- The notes will be sold in minimum denominations equal to the Principal Amount, as described below, and integral multiples in excess thereof.
- The notes are expected to price on or about April 15, 2011 and are expected to settle on or about April 20, 2011.
- **The notes will not be listed on any securities exchange. Other than pursuant to the early repurchase and optional redemption rights set forth below, JPMS will not purchase notes in the secondary market.**

Key Terms

Index:	The J.P. Morgan C.G.P. Commodity Index (the "Index"). The value of the J.P. Morgan C.G.P. Commodity Index is expected to be published each trading day under the Bloomberg ticker symbol "JMAB026T." The Index has not yet been established. For more information about the Index, please see "The J.P. Morgan C.G.P. Commodity Index" in this term sheet.
Principal Amount:	$1,000
Payment at Maturity:	Subject to the impact of a market disruption event (including the early acceleration of the amounts due and payable under the terms of the notes), for each note, unless earlier repurchased or redeemed, you will receive at maturity a cash payment equal to the Indicative Note Value as of the Final Valuation Date.
	You may lose some or all of your investment at maturity. The Investor Fee, which is deducted from the Indicative Note Value on each Valuation Date, will reduce your payment at maturity. Accordingly, you will lose some or all of your investment at maturity if the level of the Index decreases or does not increase sufficiently to offset the cumulative effect of the Investor Fee, which is deducted on each Valuation Date.
Indicative Note Value:	The Indicative Note Value on the Inception Date will be equal to the Principal Amount. On each subsequent Valuation Date, the Indicative Note Value will be equal to (a) (i) the Indicative Note Value as of the immediately preceding Valuation Date *multiplied by* (ii) the Index Factor as of such Valuation Date *minus* (b) the Investor Fee as of such Valuation Date.
	If the amount calculated above is less than zero, the Indicative Note Value on such Valuation Date will be $0.
Investor Fee:	On any Valuation Date, the product of (a) the Indicative Note Value as of the immediately preceding Valuation Date, (b) the Investor Fee Percentage and (c) (i) the number of calendar days from and including the immediately preceding Valuation Date to and excluding such Valuation Date *divided by* (ii) 360
Investor Fee Percentage:	0.65%
Index Factor:	On any Valuation Date, (a) the Index closing level on such Valuation Date *divided by* (b) the Index closing level on the immediately preceding Valuation Date
Inception Date:	On or about April 15, 2011
Valuation Date(s)[†]:	Each business day from and including the Inception Date to and including the Final Valuation Date
Final Valuation Date[†]:	April 15, 2014
Maturity Date[†]:	April 20, 2014
Additional Key Terms:	See "Additional Key Terms" below.

[†] Subject to postponement in the event of a market disruption event and as described under "General Terms of Notes — Market Disruption Events" in the accompanying product supplement no. 200-A-II or early acceleration in the event of a hedging disruption event as described under "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event" in the accompanying product supplement no. 200-A-II and in "Selected Risk Considerations — Commodity Futures Contracts Are Subject to Uncertain Legal and Regulatory Regimes" in this term sheet

Investing in the Daily Liquidity Notes involves a number of risks. See "Risk Factors" beginning on page PS-7 of the accompanying product supplement no. 200-A-II and "Selected Risk Considerations" beginning on page TS-3 of this term sheet.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or passed upon the accuracy or the adequacy of this term sheet or the accompanying prospectus supplement and prospectus. Any representation to the contrary is a criminal offense.

We expect that JPMS, acting as our agent, will sell a portion of the notes on the Inception Date at 100% of the Principal Amount per note. After the Inception Date, additional notes may be offered and sold from time to time through JPMS and other dealers at prevailing prices. We will receive proceeds equal to 100% of the offering price of notes sold after the Inception Date. See "Supplemental Plan of Distribution" in this term sheet.

The offering price includes the cost of hedging our obligations under the notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-25 of the accompanying product supplement no. 200-A-II.

JPMS will not receive an agent's commission in connection with sales of the notes. JPMS will be entitled to receive a portion of the Investor Fee to cover the ongoing payments related to the distribution of notes and a structuring fee for developing the economic terms of the notes. Payments constituting underwriting compensation will not exceed a total of 8% of proceeds. See "Plan of Distribution (Conflicts of Interest)" beginning on page PS-74 of the accompanying product supplement no. 200-A-II.

The notes are not bank deposits and are not insured or guaranteed by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

J.P.Morgan

April 11, 2011

Additional Terms Specific to the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this term sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, each prospectus supplement, product supplement no. 200-A-II and this term sheet if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the notes prior to their issuance. In the event of any changes to the terms of the notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this term sheet together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008 relating to our Series E medium-term notes of which these notes are a part, and the more detailed information contained in product supplement no. 200-A-II dated February 11, 2011. **This term sheet, together with the documents listed below, contains the terms of the notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. 200-A-II, as the notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisers before you invest in the notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

- Product supplement no. 200-A-II dated February 11, 2011:
  http://www.sec.gov/Archives/edgar/data/19617/000089109211000961/e42058_424b2.pdf

- Prospectus supplement dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

- Prospectus dated November 21, 2008:
  http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

Our Central Index Key, or CIK, on the SEC website is 19617. As used in this term sheet, the "Company," "we," "us" and "our" refer to JPMorgan Chase & Co.

Additional Key Terms

Payment upon Early Repurchase:	Subject to your compliance with the procedures described under "Description of Notes — Early Repurchase at the Option of the Holders" and the potential postponements and adjustments as described under "Description of Notes — Postponement of a Valuation Date" in the accompanying product supplement no. 200-A-II, you may request that we repurchase your notes on any Repurchase Date during the term of the notes. Upon early repurchase, you will receive for each note a cash payment on the relevant Repurchase Date equal to (a) the Indicative Note Value as of the relevant Valuation Date *minus* (b) the Repurchase Fee Amount as of the relevant Valuation Date.
	If the amount calculated above is less than zero, the payment upon early repurchase will be $0.
	You may lose some or all of your investment upon early repurchase. The Investor Fee, which is deducted from the Indicative Note Value on each Valuation Date, and the Repurchase Fee Amount will reduce your payment upon early repurchase. Accordingly, you will lose some or all of your investment upon early repurchase if the level of the Index decreases or does not increase sufficiently to offset the cumulative effect of the Investor Fee, which is deducted on each Valuation Date, and, if applicable, the Repurchase Fee Amount.
Early Repurchase Mechanics:	In order to request that we repurchase your notes on any Repurchase Date, you must deliver a Repurchase Notice to us via email at dln_repurchase@jpmchase.com by no later than 4:00 p.m., New York City time, on the business day prior to the relevant Valuation Date and follow the procedures described under "Description of Notes — Early Repurchase at the Option of the Holders" in the accompanying product supplement no. 200-A-II. If you fail to comply with these procedures, your notice will be deemed ineffective.
Repurchase Fee Amount:	For any Repurchase Date, an amount in cash per note equal to (a) the Indicative Note Value as of the relevant Valuation Date *multiplied by* (b) the Repurchase Fee.
Repurchase Fee:	0.25%
Repurchase Date:	The third business day following each Valuation Date
Repurchase Notice:	The form of Repurchase Notice attached hereto as Annex A
Payment upon Optional Redemption:	We may, at our sole discretion, call all, but not fewer than all, issued and outstanding notes for redemption on any business day on or after the Initial Redemption Date. Upon redemption, you will receive for each note a cash payment on the relevant Redemption Date equal to the Indicative Note Value as of the relevant Valuation Date.
	You may lose some or all of your investment upon redemption. The Investor Fee, which is deducted from the Indicative Note Value on each Valuation Date, will reduce your payment upon redemption. Accordingly, you will lose some or all of your investment upon redemption if the level of the Index decreases or does not increase sufficiently to offset the cumulative effect of the Investor Fee, which is deducted on each Valuation Date.
Optional Redemption Mechanics:	If we exercise our right to redeem your notes on the Redemption Date, we will deliver an irrevocable redemption notice to the Depository Trust Company ("DTC") (the holder of the global note). The Valuation Date for such redemption will be the fifth business day immediately succeeding the date the irrevocable redemption notice is delivered to DTC, subject to postponement due to a market disruption event. We must provide notice to holders of the notes at least five business days prior to the Valuation Date for such redemption.
Initial Redemption Date:	April 20, 2012
Redemption Date:	The third business day following the relevant Valuation Date
Reissuances or Reopening issuances:	We may, without your consent, "reopen" or reissue the notes based upon market conditions and the Index closing level at that time. These further issuances, if any, will be consolidated to form a single series with the notes originally issued and will have the same CUSIP number and will trade interchangeably with the notes immediately upon settlement. See "Reissuances or Reopening Issuances" in this term sheet for more information.
Index Calculation Agent:	The JPMorgan Global Index Research Group ("GIRG")
Note Calculation Agent:	J.P. Morgan Securities LLC ("JPMS")
CUSIP:	

The J.P. Morgan C.G.P. Commodity Index

The J.P. Morgan C.G.P. Commodity Index (the "Index") is a notional rules-based proprietary index that is being developed by J.P. Morgan Securities Ltd. ("JPMSL") and that will be calculated and maintained by the JPMorgan Global Index Research Group ("GIRG"). The Index is intended to capture the return of a notional basket of three index components (the "Index Components"), as well as the return of synthetic exposure to three-month U.S. Treasury bills. The Index Components reflect synthetic long exposure to (a) the S&P GSCI™ Copper Excess Return Index, (b) the S&P GSCI™ Gold Excess Return Index and (c) the S&P GSCI™ Platinum Excess Return Index (each, an "Index Constituent" and together, the "Index Constituents"). For more information about the Index Constituents, please see "Background on the GSCI Indices" in the accompanying product supplement.

The Index will be a total return index, not an excess return index. An excess return index reflects the returns that are potentially available through synthetic exposure to uncollateralized positions in the futures contracts underlying such index, including the appreciation (or depreciation) of the applicable futures contract(s) and profit or loss realized when rolling such contracts. By contrast, a total return index, in addition to reflecting those returns, also reflects interest that could be earned on funds committed to the trading of the underlying futures contracts.

The Index will be rebalanced monthly on the rebalancing date, which is the first day of each calendar month on which the New York Stock Exchange is scheduled to be open for trading for its regular trading session, without regard to after hours trading or any other trading outside of the regular trading session hours. Each of the Index Constituents will have a weight ("Component Weight") equal to 1/3 as of each rebalancing date.

The value of the J.P. Morgan C.G.P. Commodity Index is expected to be published each trading day under the Bloomberg ticker symbol "JMAB026T." The Index has not yet been created and therefore has no historical performance. The Index is expected to be established on or prior to the Inception Date.

For more information about the Index, please see "The J.P. Morgan Commander Series" in the accompanying product supplement. For purposes of the accompanying product supplement, the Index will be composed of three Index Components, each of which includes a single Long Constituent. Accordingly, the short constituent leverage will be equal to 0% with respect to each Index Component on each rebalancing date and volatility matching will not apply. In addition, volatility targeting will not apply, so the index leverage will equal 100% on each rebalancing date. The replication adjustment factor will not apply, so the replication adjustment rate will equal 0.00%.

For more information about the Index Constituents, please see "Background on the GSCI Indices" in the accompanying product supplement. While the S&P GSCI™ Platinum Excess Return Index is not included in the S&P GSCI™ Index, the S&P GSCI™ Platinum Excess Return Index is calculated in the same manner as the other S&P GSCI™'s single commodity sub-indices, as described in "Background on the GSCI Indices" in the accompanying product supplement.

The description of the general terms of the J.P. Morgan Commander Series included in the accompanying product supplement is based on standard terms formulated by JPMSL (which we refer to as the "Standard Terms") that describe general terms relating to the J.P. Morgan Commander Indices. The description of the Index included in this term sheet is also based on an index supplement formulated by GIRG (which we refer to as the "Index Supplement"), which describes the specific terms that apply to the Index. The Index Supplement, when read together with the Standard Terms, constitutes the index rules (the "Index Rules"). The Index Supplement in effect as of the date of this term sheet is attached as Annex B to this term sheet.

Selected Purchase Considerations

- **UNCAPPED APPRECIATION POTENTIAL** — The notes provide the opportunity to obtain an uncapped return at maturity or upon early repurchase or redemption linked to the Index, subject to the deduction of the Investor Fee and, in the case of an early repurchase, the deduction of the Repurchase Fee Amount. The notes are not subject to a predetermined maximum return and, accordingly, any return will be based on the performance of the Index and the amount of the Investor Fee and, if applicable, the Repurchase Fee Amount, as of the relevant Valuation Date. **Because the notes are our senior unsecured obligations, payment of any amount at maturity is subject to our ability to pay our obligations as they become due.**

- **RETURN LINKED TO THE J.P. MORGAN C.G.P. COMMODITY INDEX, WHICH CONSISTS OF A NOTIONAL BASKET OF THREE INDEX CONSTITUENTS** — The return on the notes is linked to the performance of the J.P. Morgan C.G.P. Commodity Index, which will be linked to a notional basket consisting of the S&P GSCI™ Copper Excess Return Index, the S&P GSCI™ Gold Excess Return Index and the S&P GSCI™ Platinum Excess Return Index. The Index will provide long exposure to the Index Components, on a total return basis, and will rebalance monthly. The Index has not yet been created and therefore has no historical performance. The Index is expected to be established on or prior to the Inception Date. For more information, please see "The J.P. Morgan C.G.P. Commodity Index" in this term sheet.

- **DAILY REPURCHASES IN MINIMUM DENOMINATIONS EQUAL TO THE PRINCIPAL AMOUNT** — Subject to your compliance with the procedures and the potential postponements and adjustments as described in the accompanying product supplement no. 200-A-II, you may submit daily a request to have us repurchase your notes on any Repurchase Date during the term of the notes. If you request that we repurchase your notes, subject to the notification requirements and the other terms and conditions set forth in the accompanying product supplement no. 200-A-II and this term sheet, for each note you will receive a cash payment on the relevant Repurchase Date equal to (a) the Indicative Note Value as of the relevant Valuation Date *minus* (b) the Repurchase Fee. You may request that we repurchase a minimum of one note.

- **INDICATIVE NOTE VALUE** — At any time during the term of the notes, you can contact us via email at dln_repurchase@jpmchase.com, with "Indicative Note Value, Daily Liquidity Notes Linked to the J.P. Morgan C.G.P. Commodity Index due April 20, 2014" as the subject line, to obtain the Indicative Note Value as of the close of any business day. We intend to respond to any requests for the daily Indicative Note Value by the close of business on the following business day; *provided* that if we receive your request on a day that is a Disrupted Day, we will respond by close of business on the immediately succeeding trading day that is not a Disrupted Day.

- **CAPITAL GAINS TAX TREATMENT** — You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. 200-A-II. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell LLP, it is reasonable to treat the notes as "open transactions" for U.S. federal income tax purposes. Assuming this characterization is respected, the gain or loss on your notes should be treated as long-term capital gain or loss if you hold your notes for more than a year. However, the Internal Revenue Service (the "IRS") or a court may not respect this characterization or treatment of the notes, in which case the timing and character of any income or loss on the notes could be significantly and adversely affected. In addition, in 2007 Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, which might include the notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose an interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the notes, including possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

  The discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell LLP regarding the material U.S. federal income tax consequences of owning and disposing of notes.

Selected Risk Considerations

Your investment in the notes will involve significant risks. The notes do not guarantee any return of principal at, or prior to, the Maturity Date, on any Repurchase Date or Redemption Date. Investing in the notes is not equivalent to investing directly in the Index, any of the Index Constituents, any of the futures contracts underlying the Index Constituents, any of the commodities to which such commodity futures contacts relate or any futures contracts or exchange-traded or over-the-counter instruments based on, or other instruments linked to, the Index or the Index Constituents. In addition, your investment in the notes entails other risks not associated with an investment in conventional debt securities. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. 200-A-II dated February 11, 2011. *You should carefully consider the following discussion of risks before you decide that an investment in the notes is suitable for you.*

- **YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS** — The notes may not return any of your investment. The Investor Fee, which is deducted on each Valuation Date, and the Repurchase Fee Amount, if applicable, will reduce your final payment. Accordingly, you will lose some or all of your investment at maturity or upon early repurchase or redemption if the level of the Index decreases or does not increase sufficiently to offset the cumulative effect of the aggregate Investor Fee, which is deducted daily, and the Repurchase Fee Amount, if applicable.

- **EVEN IF THE LEVEL OF THE INDEX INCREASES, YOU MAY RECEIVE LESS THAN THE PRINCIPAL AMOUNT OF YOUR NOTES DUE TO THE INVESTOR FEE AND THE REPURCHASE FEE AMOUNT** — The amount of the Investor Fee, which is deducted on

each Valuation Date, will reduce the payment, if any, you will receive at maturity or upon early repurchase or redemption. In addition, if you request that we repurchase your notes prior to maturity, you will be charged a Repurchase Fee Amount equal to the Indicative Note Value as of the relevant Valuation Date *multiplied by* 0.25%. If the level of the Index decreases or even if the level of the Index increases, but the Index does not increase sufficiently to offset the cumulative effect of the Investor Fee, which is deducted daily, and any applicable Repurchase Fee Amount, you will receive less than the principal amount of your investment at maturity or upon early repurchase of your notes.

- **IF WE EXERCISE OUR RIGHT TO REDEEM THE NOTES, THE CASH PAYMENT YOU WILL RECEIVE MAY BE LESS THAN YOU MIGHT OTHERWISE HAVE RECEIVED** — We have the right to redeem all, but not fewer than all, issued and outstanding notes on any business day on or after the Initial Redemption Date. We may elect to redeem your notes at a time when the Indicative Note Value is relatively low. As a result, any payment upon redemption may be substantially less than the amount you initially invested, the amount you could have received on your investment at maturity if the notes had not been redeemed or the amount you could have received if you had elected to have us (or our affiliates) repurchase your notes at the time of your choosing.

- **THE OPTIONAL REDEMPTION FEATURE MAY FORCE A POTENTIAL EARLY EXIT FROM YOUR INVESTMENT** — While the original term of the notes is three years, at our sole discretion, the notes may be called for redemption prior to the Maturity Date. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes in an investment with similar characteristics in the event the notes are redeemed prior to the maturity date.

- **CREDIT RISK OF JPMORGAN CHASE & CO.** — The notes are subject to the credit risk of JPMorgan Chase & Co. and our credit ratings and credit spreads may adversely affect the market value of the notes. Investors are dependent on JPMorgan Chase & Co.'s ability to pay all amounts due on the notes at maturity or upon early repurchase or redemption, and therefore investors are subject to our credit risk and to changes in the market's view of our creditworthiness. Any decline in our credit ratings or increase in the credit spreads charged by the market for taking our credit risk is likely to affect adversely the value of the notes.

- **OUR AFFILIATE, THE JPMORGAN GLOBAL INDEX RESEARCH GROUP, IS THE INDEX CALCULATION AGENT AND MAY ADJUST THE INDEX IN A WAY THAT AFFECTS ITS LEVEL** — GIRG, one of our affiliates, acts as the Index Calculation Agent and is responsible for calculating and maintaining the Index and developing the guidelines and policies governing its composition and calculation. The rules governing the Index may be amended at any time by GIRG, in its sole discretion, and the rules also permit the use of discretion by GIRG in specific instances, such as the right to substitute another futures contract. Unlike other indices, the maintenance of the Index is not governed by an independent committee. Although judgments, policies and determinations concerning the Index are made by GIRG, JPMorgan Chase & Co., as the ultimate parent company of GIRG, ultimately controls GIRG.

  In addition, the policies and judgments for which GIRG is responsible could have an impact, positive or negative, on the level of the Index and the value of your notes. GIRG is under no obligation to consider your interests as an investor in the notes. Furthermore, the inclusion of the futures contracts underlying the Index Constituents is not a recommendation by us or GIRG to invest in such futures contracts.

- **JPMS AND ITS AFFILIATES MAY HAVE PUBLISHED RESEARCH, EXPRESSED OPINIONS OR PROVIDED RECOMMENDATIONS THAT ARE INCONSISTENT WITH INVESTING IN OR HOLDING THE NOTES. ANY SUCH RESEARCH, OPINIONS OR RECOMMENDATIONS COULD AFFECT THE MARKET VALUE OF THE NOTES** — JPMS and its affiliates publish research from time to time on commodity markets and other matters that may influence the value of the notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the notes. JPMS and its affiliates may have published research or other opinions that call into question the investment view implicit in an investment in the notes. Any research, opinions or recommendations expressed by JPMS or its affiliates may not be consistent with each other and may be modified from time to time without notice. Investors should make their own independent investigation of the merits of investing in the notes, the Index and the futures contracts underlying the Index Constituents.

- **POTENTIAL CONFLICTS** — We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as Index Calculation Agent, Note Calculation Agent and hedging our obligations under the notes. In performing these duties, the economic interests of the Index Calculation Agent, the Note Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

- **CORRELATION OF PERFORMANCES AMONG THE INDEX CONSTITUENTS MAY REDUCE THE PERFORMANCE OF THE NOTES, AND CHANGES IN THE VALUE OF THE INDEX CONSTITUENTS MAY OFFSET EACH OTHER** — Because the notes are linked to the Index, which is linked to the performance of the Index Constituents, which collectively represent futures contracts that have historically exhibited correlated price movements. High correlation during periods of negative returns among Index Constituents could have an adverse effect on your return on your investment at maturity. However, the prices of the futures contracts underlying the Index Constituents may become uncorrelated in the future. If this happens, at a time when the value of an Index Constituent increases, the value of other Index Constituents may not increase as much or may decline. Therefore, in calculating the level of the Index, increases in the level of some of the Index Constituents may be moderated, or more than offset, by lesser increases or declines in the level of other Index Constituents.

- **WE MAY ACCELERATE YOUR NOTES IF A COMMODITY HEDGING DISRUPTION EVENT OCCURS** — If we or our affiliates are unable to effect transactions necessary to hedge our obligations under the notes due to a commodity hedging disruption event, we may, in our sole and absolute discretion, accelerate the payment on your notes and pay you an

amount determined in good faith and in a commercially reasonable manner by the calculation agent. If the payment on your notes is accelerated, your investment may result in a loss and you may not be able to reinvest your money in a comparable investment. Please see "General Terms of Notes — Consequences of a Commodity Hedging Disruption Event" in the accompanying product supplement no. 200-A-II for more information.

- **THE COMMODITY FUTURES CONTRACTS UNDERLYING THE INDEX CONSTITUENTS ARE SUBJECT TO UNCERTAIN LEGAL AND REGULATORY REGIMES** — The commodity futures contracts that underlie the Index Constituents are subject to legal and regulatory regimes in the United States and, in some cases, in other countries that may change in ways that could adversely affect our ability to hedge our obligations under the notes and affect the value of the Index. The effect on the value of the notes of any future regulatory changes, including but not limited to changes resulting from the Dodd-Frank Wall Street Reform and Consumer Protection Act (the "Dodd-Frank Act"), which was enacted on July 21, 2010, may have a substantial adverse effect on the value of your notes. Additionally, in accordance with the Dodd-Frank Act, the U.S. Commodity Futures Trading Commission is drafting regulations that will affect market participants' position limits in certain commodity-based futures contracts, such as futures contracts on certain energy and agricultural based commodities. These proposed regulations, when final and implemented, may reduce liquidity in the exchange-traded market for such commodity-based futures contracts. Such regulatory changes may result in a modification of the rules, which may, in turn, have a negative effect on the level of the Index and your payment, if any, at maturity. Please see "The J.P. Morgan Commander Series — Extraordinary Events Affecting the Index Constituents" in the accompanying product supplement no. 200-A-II for more information. Furthermore, we or our affiliates may be unable as a result of such restrictions to effect transactions necessary to hedge our obligations under the notes, in which case we may, in our sole and absolute discretion, accelerate the payment on your notes. See "— We May Accelerate Your Notes If a Commodity Hedging Disruption Event Occurs" above.

- **THE INDEX MAY BE MORE VOLATILE AND SUSCEPTIBLE TO PRICE FLUCTUATIONS OF COMMODITIES THAN A BROADER COMMODITY INDEX** — The Index may be more volatile and susceptible to price fluctuations than a broader commodity index, such as the S&P GSCI™. In contrast to the S&P GSCI™, which includes futures contracts on commodities in a variety of market sectors, the Index Constituents include futures contracts on copper, gold and platinum only. As a result, price volatility in the contracts underlying the Index Constituents will likely have a greater impact on the Index than it would on the broader S&P GSCI™. In addition, because the Index omits principal market sectors composing the S&P GSCI™, it will be less representative of the economy and commodity markets as a whole and will therefore not serve as a reliable benchmark for commodity market performance generally.

- **THE INDEX COMPRISES NOTIONAL ASSETS AND LIABILITIES** — The exposures to the commodity futures contracts underlying the Index Constituents are purely notional and will exist solely in the records maintained by or on behalf of the index calculation agent. There is no actual portfolio of assets to which any person is entitled or in which any person has any ownership interest. Consequently, you will not have any claim against any of the commodity futures contracts underlying the Index Constituents.

- **THE NOTES DO NOT OFFER DIRECT EXPOSURE TO COMMODITY SPOT PRICES** — The notes are linked the Index, which includes three Index Constitutions that are linked to commodity futures contracts, not physical commodities (or their spot prices). The price of a futures contract reflects the expected value of the commodity upon delivery in the future, whereas the spot price of a commodity reflects the immediate delivery value of the commodity. A variety of factors can lead to a disparity between the expected future price of a commodity and the spot price at a given point in time, such as the cost of storing the commodity for the term of the futures contract, interest charges incurred to finance the purchase of the commodity and expectations concerning supply and demand for the commodity. The price movements of a futures contract are typically correlated with the movements of the spot price of the referenced commodity, but the correlation is generally imperfect and price movements in the spot market may not be reflected in the futures market (and vice versa). Accordingly, the notes may underperform a similar investment that is linked to commodity spot prices.

- **OWNING THE NOTES IS NOT THE SAME AS OWNING ANY COMMODITIES OR COMMODITY FUTURES CONTRACTS** — The return on your notes will not reflect the return you would realize if you actually purchased the commodities upon which the futures contracts that compose the Index Constituents are based, or exchange-traded or over-the-counter instruments based on the Index or the Index Constituents. You will not have any rights that holders of such assets or instruments have.

- **HIGHER FUTURES PRICES OF THE COMMODITY FUTURES CONTRACTS UNDERLYING THE INDEX CONSTITUENTS RELATIVE TO THE CURRENT PRICES OF SUCH CONTRACTS MAY AFFECT THE VALUE OF THE INDEX AND THE VALUE OF THE NOTES** — The Index Constituents are composed of futures contracts on physical commodities. Unlike equities, which typically entitle the holder to a continuing stake in a corporation, commodity futures contracts normally specify a certain date for delivery of the underlying physical commodity. As the exchange-traded futures contracts that underlie the Index Constituents approach expiration, they are replaced by contracts that have a later expiration. Thus, for example, a contract purchased and held in August may specify an October expiration. As time passes, the contract expiring in October is replaced with a contract for delivery in November. This process is referred to as "rolling." If the market for these contracts is (putting aside other considerations) in "contango," where the prices are higher in the distant delivery months than in the nearer delivery months, the purchase of the November contract would take place at a price that is higher than the price of the October contract, thereby creating a *negative* "roll yield." Contango could adversely affect

the value of the Index and thus the value of notes linked to the Index. The futures contracts underlying the Index Constituents have historically been in contango.

- **SOME OF THE INDEX CONSTITUENTS MAY BE SUBJECT TO PRONOUNCED RISKS OF PRICING VOLATILITY** — As a general matter, the risk of low liquidity or volatile pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take physical delivery of the underlying commodities. The risk of aberrational liquidity or pricing around the maturity date of a commodity futures contract is greater than in the case of other futures contracts because (among other factors) a number of market participants take delivery of the underlying commodities.

- **THE COMMODITY FUTURES CONTRACTS UNDERLYING THE INDEX CONSTITUENTS ARE CHARACTERIZED BY HIGH AND UNPREDICTABLE VOLATILITY, WHICH COULD LEAD TO HIGH AND UNPREDICTABLE VOLATILITY IN THE INDEX** — Market prices of the commodity futures contracts underlying the Index Constituents tend to be highly volatile and may fluctuate rapidly based on numerous factors, including changes in supply and demand relationships, speculative actions, currency exchange rates, global industrial economic activity, changes in economic activity and/or pricing levels, the structure of and confidence in the global monetary system, expectations regarding the future rate of inflation, and global or regional economic, financial, political, regulatory, judicial or other events. Many commodities are also highly cyclical. These factors may affect the level of the Index Constituents in varying ways, and different factors may cause the value of different commodity futures contracts included in the Index Constituents to move in inconsistent directions at inconsistent rates. This, in turn, will affect the value of the notes linked to the Index. The high volatility and cyclical nature of commodity markets may render such an investment inappropriate as the focus of an investment portfolio.

- **SUSPENSION OR DISRUPTIONS OF MARKET TRADING IN THE COMMODITY AND RELATED OPTIONS FUTURES MARKETS MAY ADVERSELY AFFECT THE LEVEL OF AN INDEX CONSTITUENT, AND THEREFORE THE VALUE OF THE NOTES** — The commodity markets are subject to temporary distortions or other disruptions due to various factors, including the lack of liquidity in the markets, the participation of speculators and government regulation and intervention. In addition, U.S. futures exchanges and some foreign exchanges have regulations that limit the amount of fluctuation in futures contract prices that may occur during a single business day. These limits are generally referred to as "daily price fluctuation limits" and the maximum or minimum price of a contract on any given day as a result of these limits is referred to as a "limit price." Once the limit price has been reached in a particular contract, no trades may be made at a different price. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at disadvantageous times or prices. These circumstances could adversely affect the level of an Index Constituent and, therefore, the value of your notes.

- **INVESTMENTS RELATED TO THE VALUE OF THE INDEX MAY BE MORE VOLATILE THAN TRADITIONAL SECURITIES INVESTMENTS** — The value of the Index is subject to variables that may be less significant to the values of traditional securities such as stocks and bonds, and where the return on the securities is not related to commodities or commodities futures contracts. Variables such as those described above under "— The Commodity Futures Contracts Underlying the Index Constituents Are Characterized by High and Unpredictable Volatility, Which Could Lead to High and Unpredictable Volatility in the Index" may have a larger impact on commodity prices and commodity-linked indices than on traditional securities. These additional variables may create additional investment risks that cause the value of the notes to be more volatile than the values of traditional securities and may cause the levels of the Index to move in unpredictable and unanticipated directions and at unpredictable or unanticipated rates.

- **THE INDEX CLOSING LEVEL ON THE RELEVANT VALUATION DATE MAY BE LESS THAN THE INDEX CLOSING LEVEL ON THE MATURITY DATE, A REPURCHASE DATE, A REDEMPTION DATE OR AT OTHER TIMES DURING THE TERM OF THE NOTES** — The Index closing level on the Maturity Date, a Repurchase Date, a Redemption Date or at other times during the term of the notes, including dates near the relevant Valuation Date, could be higher than the Index closing level on the relevant Valuation Date. This difference could be particularly large if there is a significant increase in the level of the Index after the relevant Valuation Date, if there is a significant decrease in the level of the Index prior to the relevant Valuation Date or if there is significant volatility in the Index during the term of the notes.

- **THE INDEX HAS NO OPERATING HISTORY** — The Index has not yet been created, and therefore has no historical performance. Your notes are linked to the Index and not directly to the Index Constituents. As a result, the return on the notes will not directly reflect the performance of the Index Constituents. Because the Index has not yet been created, historical information with respect to the Index Constituents is provided solely for reference purposes. Past performance should not be considered indicative of future performance.

- **THERE ARE RESTRICTIONS ON YOUR ABILITY TO REQUEST THAT WE REPURCHASE YOUR NOTES** — If you elect to exercise your right to have us repurchase your notes, your request that we repurchase your notes is only valid if we receive your Repurchase Notice by no later than 4:00 p.m., New York City time, on the business day prior to the relevant Valuation Date and we (or our affiliates) acknowledge receipt of the Repurchase Notice that same day. If we do not receive such notice or we (or our affiliates) do not acknowledge receipt of such notice, your repurchase request will not be effective and we will not repurchase your notes on the corresponding Repurchase Date.

    Because of the timing requirements of the Repurchase Notice, settlement of the repurchase will be prolonged when compared to a sale and settlement in the secondary market. As your request that we repurchase your notes is irrevocable, this will subject you to market risk in the event the market fluctuates after we receive your request. Furthermore, our obligation to repurchase the notes prior to maturity may be postponed upon the occurrence of a market disruption event.

- **NO INTEREST PAYMENTS —** As a holder of the notes, you will not receive any interest payments.

- **YOU WILL NOT KNOW THE AMOUNT YOU WILL RECEIVE UPON EARLY REPURCHASE AT THE TIME YOU ELECT TO REQUEST THAT WE REPURCHASE YOUR NOTES** — You will not know the amount you will receive upon early repurchase at the time you elect to request that we repurchase your notes. Your notice to us to repurchase your notes is irrevocable and must be received by us no later than 4:00 p.m., New York City time, on the business day prior to the relevant Valuation Date and we (or our affiliates) must acknowledge receipt of such notice, on the same day. As a result, you will be exposed to market risk in the event the market fluctuates after we confirm the validity of your notice of election to exercise your rights to have us repurchase your notes, and prior to the relevant Repurchase Date.

- **MANY ECONOMIC AND MARKET FACTORS WILL AFFECT THE VALUE OF THE NOTES** — In addition to the level of the Index on any day, the value of the notes will be affected by a number of economic and market factors that may either offset or magnify each other, including but not limited to:

  - the volatility, frequency and magnitude of changes in the levels of the Index and the Index Constituents;
  - whether we are expected to redeem the notes;
  - the time to maturity of the notes;
  - supply and demand trends at any time for the commodities upon which the futures contracts that compose the Index Constituents are based or the exchange traded futures contracts on such commodities;
  - the amount of the Investor Fee on the relevant Valuation Date;
  - the market price of the commodities upon which the futures contracts that compose the Index Constituents are based or the exchange-traded futures contracts on such commodities;
  - interest and yield rates in the market generally;
  - economic, financial, political, regulatory, geographical, agricultural, meteorological and judicial events that affect commodities markets generally or the futures contracts underlying the Index Constituents, and which may affect the Index closing level on any Valuation Date; and
  - our creditworthiness, including actual or anticipated downgrades in our credit ratings.

- **THE LIQUIDITY IS LIMITED TO THE EARLY REPURCHASE RIGHT** — The notes will not be listed on any securities exchange. As stated in the "Supplemental Plan of Distribution" in this term sheet, we intend to sell a portion of the notes on the Inception Date, and additional notes may be offered and sold from time to time through JPMS, acting as our agent. Other than pursuant to the early repurchase right set forth in the notes, JPMS will not purchase notes in the secondary market. Also, the number of notes outstanding or held by persons other than our affiliates could be reduced at any time due to early repurchases of the notes. Accordingly, the liquidity of the market for the notes outside of the early repurchase right could vary materially over the term of the notes and the price at which you may be able to trade your notes is likely to depend on the payment upon early repurchase. In addition, any election by holders to request that we repurchase the notes will be subject to the restrictive conditions and procedures described in the accompanying product supplement no. 200-A-II. Furthermore, on or after the Initial Redemption Date, we may, at our sole discretion, redeem all, but not fewer than all, issued and outstanding notes.

Hypothetical Payment at Maturity or upon Early Repurchase

The following examples illustrate how the notes would perform at maturity or upon early repurchase in hypothetical circumstances. We have included an example in which the Index closing level increases at a constant rate of 2% per quarter through maturity (Example 1) and an example in which the Index closing level decreases at a constant rate of 2% per quarter through maturity (Example 2). In addition, Example 3 shows the Index closing level increasing by 2% per quarter for the first 6 quarters and then decreasing by 2% per quarter for the next 6 quarters, whereas Example 4 shows the reverse scenario of the Index closing level decreasing by 2% per quarter for the first 6 quarters, and then increasing by 2% per quarter for the next 6 quarters. **For ease of analysis and presentation, the following examples assume Valuation Dates occur quarterly so that the Index Factor, the Investor Fee and the Indicative Note Value are recalculated only once each quarter.** These examples highlight the impact of the Investor Fee on the payment at maturity or upon early repurchase under different circumstances and the impact of the Repurchase Fee Amount upon early repurchase. If the notes are redeemed prior to maturity, the tables and charts below do not illustrate how much you will be paid. Because the Investor Fee and the Repurchase Fee Amount take into account the Index closing level performance, the absolute levels of the Investor Fee and the Repurchase Fee Amount are dependent on the path taken by the Index closing level to arrive at its ending level. As a result, the actual Investor Fee, which is deducted on each Valuation Date, may be greater than or less than the hypothetical Investor Fee (which is calculated quarterly) shown in these examples, depending on whether the level of the Index is increasing or decreasing. The figures in these examples have been rounded for convenience. The Hypothetical Indicative Value of each note for quarter 12 is as of the hypothetical Final Valuation Date, and given the indicated assumptions, a holder will receive payment at maturity or upon early repurchase in the indicated amount, according to the indicated formula.

Example 1

Assumptions:

Investor Fee Percentage	0.65% per annum
Repurchase Fee	0.25%
Repurchase Fee Amount	Indicative Note Value × Repurchase Fee
Index closing level on the Inception Date	100.00

Quarter End	Hypothetical Index closing level	Hypothetical Index Factor*	Hypothetical Investor Fee*†	Hypothetical Indicative Note Value*	Hypothetical Repurchase Fee Amount	Hypothetical Payment upon early repurchase
A	B	C	D	E	F	G
t		B_t / B_{t-1}	E_{t-1} × Investor Fee Percentage * (90/360)	$(E_{t-1} \times C_t) - D_t$	E_t × Repurchase Fee	E-F
0	100.00000	—	—	$1,000.00000	—	—
1	102.00000	1.02000	$1.62500	$1,018.37500	$2.54594	$1,015.82906
2	104.04000	1.02000	$1.65486	$1,037.08764	$2.59272	$1,034.49492
3	106.12080	1.02000	$1.68527	$1,056.14413	$2.64036	$1,053.50377
4	108.24322	1.02000	$1.71623	$1,075.55077	$2.68888	$1,072.86190
5	110.40808	1.02000	$1.74777	$1,095.31402	$2.73829	$1,092.57573
6	112.61624	1.02000	$1.77989	$1,115.44041	$2.78860	$1,112.65181
7	114.86857	1.02000	$1.81259	$1,135.93663	$2.83984	$1,133.09679
8	117.16594	1.02000	$1.84590	$1,156.80947	$2.89202	$1,153.91744
9	119.50926	1.02000	$1.87982	$1,178.06584	$2.94516	$1,175.12068
10	121.89944	1.02000	$1.91436	$1,199.71280	$2.99928	$1,196.71352
11	124.33743	1.02000	$1.94953	$1,221.75752	$3.05439	$1,218.70313
12	126.82418	1.02000	$1.98536	$1,244.20732	$3.11052	$1,241.09680

* Assuming that the Investor Fee accrues quarterly and that the Index Factor, the Investor Fee and the Indicative Note Value are calculated quarterly for purposes of this example. The Investor Fee accrues each calendar day until maturity or early repurchase, and the Index Factor, the Investor Fee and the Indicative Note Value are calculated on each business day after the settlement date up to and including the Final Valuation Date.
† Assuming that the total number of calendar days in each quarter is 90.

We cannot predict the actual Indicative Note Value on any Valuation Date or the market value of your notes, nor can we predict the relationship between the Indicative Note Value and the market value of your notes at any time prior to the stated Maturity Date. The actual amount that a holder of the notes will receive at maturity or upon early repurchase or redemption, as the case may be, and the rate of return on the notes will depend on the actual Indicative Note Value on the relevant Valuation Date, the Investor Fee and the Repurchase Fee Amount. Moreover, the assumptions on which the hypothetical returns are based, **including the assumption that the Investor Fee accrues quarterly and that the Index Factor, the Investor Fee and the Indicative Note Value are calculated quarterly,** *are purely for illustrative purposes. Consequently, the amount, in cash, to be paid in respect of your notes, if any, on the stated Maturity Date, the relevant Repurchase Date or Redemption Date, as applicable, may be very different from the information reflected in the tables above.*

Example 2

Assumptions:

Investor Fee Percentage	0.65% per annum
Repurchase Fee	0.25%
Repurchase Fee Amount	Indicative Note Value × Repurchase Fee
Index closing level on the Inception Date	100.00

Quarter End	Hypothetical Index closing level	Hypothetical Index Factor*	Hypothetical Investor Fee*†	Hypothetical Indicative Note Value*	Hypothetical Repurchase Fee Amount	Hypothetical Payment upon early repurchase
A	B	C	D	E	F	G
t		B_t / B_{t-1}	E_{t-1} × Investor Fee Percentage * (90/360)	$(E_{t-1} × C_t) − D_t$	E_t × Repurchase Fee	E-F
0	100.00000	—	—	$1,000.00000	—	—
1	98.00000	0.98000	$1.62500	$978.37500	$2.44594	$975.92906
2	96.04000	0.98000	$1.58986	$957.21764	$2.39304	$954.82460
3	94.11920	0.98000	$1.55548	$936.51781	$2.34129	$934.17651
4	92.23682	0.98000	$1.52184	$916.26561	$2.29066	$913.97495
5	90.39208	0.98000	$1.48893	$896.45137	$2.24113	$894.21024
6	88.58424	0.98000	$1.45673	$877.06561	$2.19266	$874.87294
7	86.81255	0.98000	$1.42523	$858.09906	$2.14525	$855.95382
8	85.07630	0.98000	$1.39441	$839.54267	$2.09886	$837.44381
9	83.37478	0.98000	$1.36426	$821.38756	$2.05347	$819.33409
10	81.70728	0.98000	$1.33475	$803.62505	$2.00906	$801.61599
11	80.07314	0.98000	$1.30589	$786.24666	$1.96562	$784.28105
12	78.47167	0.98000	$1.27765	$769.24408	$1.92311	$767.32097

* Assuming that the Investor Fee accrues quarterly and that the Index Factor, the Investor Fee and the Indicative Note Value are calculated quarterly for purposes of this example. The Investor Fee accrues each calendar day until maturity or early repurchase, and the Index Factor, the Investor Fee and the Indicative Note Value are calculated on each business day after the settlement date up to and including the Final Valuation Date.
† Assuming that the total number of calendar days in each quarter is 90.

Example 3

Assumptions:

Investor Fee Percentage	0.65% per annum
Repurchase Fee	0.25%
Repurchase Fee Amount	Indicative Note Value × Repurchase Fee
Index closing level on the Inception Date	100.00

Quarter End	Hypothetical Index closing level	Hypothetical Index Factor*	Hypothetical Investor Fee*†	Hypothetical Indicative Note Value*	Hypothetical Repurchase Fee Amount	Hypothetical Payment upon early repurchase
A	B	C	D	E	F	G
t		B_t / B_{t-1}	E_{t-1} × Investor Fee Percentage * (90/360)	$(E_{t-1} × C_t) − D_t$	E_t × Repurchase Fee	E-F
0	100.00000	—	—	$1,000.00000	—	—
1	102.00000	1.02000	$1.62500	$1,018.37500	$2.54594	$1,015.82906
2	104.04000	1.02000	$1.65486	$1,037.08764	$2.59272	$1,034.49492
3	106.12080	1.02000	$1.68527	$1,056.14413	$2.64036	$1,053.50377
4	108.24322	1.02000	$1.71623	$1,075.55077	$2.68888	$1,072.86190
5	110.40808	1.02000	$1.74777	$1,095.31402	$2.73829	$1,092.57573
6	112.61624	1.02000	$1.77989	$1,115.44041	$2.78860	$1,112.65181
7	110.36392	0.98000	$1.81259	$1,091.31902	$2.72830	$1,088.59072
8	108.15664	0.98000	$1.77339	$1,067.71924	$2.66930	$1,065.04994
9	105.99351	0.98000	$1.73504	$1,044.62981	$2.61157	$1,042.01824
10	103.87364	0.98000	$1.69752	$1,022.03969	$2.55510	$1,019.48459
11	101.79616	0.98000	$1.66081	$999.93809	$2.49985	$997.43824
12	99.76024	0.98000	$1.62490	$978.31442	$2.44579	$975.86864

* Assuming that the Investor Fee accrues quarterly and that the Index Factor, the Investor Fee and the Indicative Note Value are calculated quarterly for purposes of this example. The Investor Fee accrues each calendar day until maturity or early repurchase, and the Index Factor, the Investor Fee and the Indicative Note Value are calculated on each business day after the settlement date up to and including the Final Valuation Date.
† Assuming that the total number of calendar days in each quarter is 90.

> *We cannot predict the actual Indicative Note Value on any Valuation Date or the market value of your notes, nor can we predict the relationship between the Indicative Note Value and the market value of your notes at any time prior to the stated Maturity Date. The actual amount that a holder of the notes will receive at maturity or upon early repurchase or redemption, as the case may be, and the rate of return on the notes will depend on the actual Indicative Note Value on the relevant Valuation Date, the Investor Fee and the Repurchase Fee Amount. Moreover, the assumptions on which the hypothetical returns are based, **including the assumption that the Investor Fee accrues quarterly and that the Index Factor, the Investor Fee and the Indicative Note Value are calculated quarterly,** are purely for illustrative purposes. Consequently, the amount, in cash, to be paid in respect of your notes, if any, on the stated Maturity Date, the relevant Repurchase Date or Redemption Date, as applicable, may be very different from the information reflected in the tables above.*

Example 4

Assumptions:

Investor Fee Percentage	0.65% per annum
Repurchase Fee	0.25%
Repurchase Fee Amount	Indicative Note Value × Repurchase Fee
Index closing level on the Inception Date	100.00

Quarter End	Hypothetical Index closing level	Hypothetical Index Factor*	Hypothetical Investor Fee*[†]	Hypothetical Indicative Note Value*	Hypothetical Repurchase Fee Amount	Hypothetical Payment upon early repurchase
A	B	C	D	E	F	G
t		B_t / B_{t-1}	E_{t-1} × Investor Fee Percentage * (90/360)	$(E_{t-1} \times C_t) - D_t$	E_t × Repurchase Fee	E-F
0	100.00000	—	—	$1,000.00000	—	—
1	98.00000	0.98000	$1.62500	$978.37500	$2.44594	$975.92906
2	96.04000	0.98000	$1.58986	$957.21764	$2.39304	$954.82460
3	94.11920	0.98000	$1.55548	$936.51781	$2.34129	$934.17651
4	92.23682	0.98000	$1.52184	$916.26561	$2.29066	$913.97495
5	90.39208	0.98000	$1.48893	$896.45137	$2.24113	$894.21024
6	88.58424	0.98000	$1.45673	$877.06561	$2.19266	$874.87294
7	90.35592	1.02000	$1.42523	$893.18169	$2.23295	$890.94873
8	92.16304	1.02000	$1.45142	$909.59390	$2.27398	$907.31992
9	94.00630	1.02000	$1.47809	$926.30769	$2.31577	$923.99192
10	95.88643	1.02000	$1.50525	$943.32859	$2.35832	$940.97027
11	97.80416	1.02000	$1.53291	$960.66226	$2.40166	$958.26060
12	99.76024	1.02000	$1.56108	$978.31442	$2.44579	$975.86864

* Assuming that the Investor Fee accrues quarterly and that the Index Factor, the Investor Fee and the Indicative Note Value are calculated quarterly for purposes of this example. The Investor Fee accrues each calendar day until maturity or early repurchase, and the Index Factor, the Investor Fee and the Indicative Note Value are calculated on each business day after the settlement date up to and including the Final Valuation Date.

[†] Assuming that the total number of calendar days in each quarter is 90.

> *We cannot predict the actual Indicative Note Value on any Valuation Date or the market value of your notes, nor can we predict the relationship between the Indicative Note Value and the market value of your notes at any time prior to the stated Maturity Date. The actual amount that a holder of the notes will receive at maturity or upon early repurchase or redemption, as the case may be, and the rate of return on the notes will depend on the actual Indicative Note Value on the relevant Valuation Date, the Investor Fee and the Repurchase Fee Amount. Moreover, the assumptions on which the hypothetical returns are based, **including the assumption that the Investor Fee accrues quarterly and that the Index Factor, the Investor Fee and the Indicative Note Value are calculated quarterly,** are purely for illustrative purposes. Consequently, the amount, in cash, to be paid in respect of your notes, if any, on the stated Maturity Date, the relevant Repurchase Date or Redemption Date, as applicable, may be very different from the information reflected in the tables above.*

The hypothetical examples above are provided for purposes of information only. The hypothetical examples are not indicative of the future performance of the Index closing level on any trading day or what the value of your notes may be. Fluctuations in the hypothetical examples may be greater or less than fluctuations experienced by the holders of the notes. The performance data shown above is for illustrative purposes only and does not represent the actual future performance of the notes.

Historical Information Regarding the Index Constituents

The following graphs show the historical weekly performance of the S&P GSCI™ Copper Excess Return Index, the S&P GSCI™ Gold Excess Return Index and the S&P GSCI™ Platinum Excess Return Index from January 6, 2006 through April 8, 2011. The closing level of the S&P GSCI™ Copper Excess Return Index on April 8, 2011 was 879.1351. The closing level of the S&P GSCI™ Gold Excess Return Index on April 8, 2011 was 126.4695. The closing level of the S&P GSCI™ Platinum Excess Return Index on April 8, 2011 was 419.6164. **Your notes are linked to the Index and not directly to the Index Constituents. As a result, the return on the notes will not directly reflect the performance of the Index Constituents. Because the Index has not yet been created, historical information with respect to the Index Constituents is provided solely for reference purposes.**

We obtained the various closing levels of the Index Constituents below from Bloomberg Financial Markets. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The historical levels and prices of each Index Constituent should not be taken as an indication of future performance, and no assurance can be given as to the closing level of any Index Constituent on any Valuation Date. We cannot give you assurance that the performance of the Index Constituents will result in the return of any of your initial investment.







Historical Performance of the S&P GSCI™ Platinum Excess Return Index

Source: Bloomberg

Supplemental Plan of Distribution

We expect that JPMS, acting as our agent, will sell a small portion of the notes on the Inception Date to investors at 100% of the Principal Amount per note. After the Inception Date, additional notes may be offered and sold from time to time, at prevailing prices at the time of sale, through JPMS and other dealers, to investors. We will receive proceeds equal to 100% of the offering price of notes sold after the Inception Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes that are to be issued more than three business days prior to the related issue date will be required to specify alternative settlement arrangements to prevent failed settlement.

Reissuances or Reopening Issuances

We may, at our sole discretion, "reopen" or reissue the notes based on market conditions and Index closing levels at that time. These further issuances, if any, will be consolidated to form a single class with the originally issued notes and will have the same CUSIP number and will trade interchangeably with the notes immediately upon settlement. The price of any additional offering will be determined at the time of pricing of that offering. For more information on such additional offerings, see "General Terms of Notes — Reissuances or Reopening Issuances" in the accompanying product supplement no. 200-A-II.

FORM OF REPURCHASE NOTICE

To: dln_repurchase@jpmchase.com

Subject: Daily Liquidity Notes Linked to the J.P. Morgan C.G.P. Commodity Index

Ladies and Gentlemen:

The undersigned holder of JPMorgan Chase & Co.'s Medium-Term Notes, Series E, Daily Liquidity Notes Linked to the J.P. Morgan C.G.P. Commodity Index due April 20, 2014 (the "notes") hereby irrevocably elects to exercise, with respect to the number of the notes indicated below, as of the date hereof, the right to have you repurchase such notes on the Repurchase Date specified below as described in the product supplement no. 200-A-II, as supplemented by the pricing supplement dated _____, 20__ relating to the notes (collectively, the "Supplement"). Terms not defined herein have the meanings given to such terms in the Supplement.

The undersigned certifies to you that it will (i) instruct its DTC custodian with respect to the notes (specified below) to book a delivery versus payment trade on the relevant Valuation Date with respect to the number of notes specified below at a price per note determined in the manner described in the Supplement, facing DTC 352 and (ii) cause the DTC custodian to deliver the trade as booked for settlement via DTC at or prior to 10:00 am. New York City time, on the Repurchase Date.

* Subject to adjustment as described in the Supplement.

Very truly yours,
[NAME OF HOLDER]

Name:
Title:
Telephone:
Fax:
Email:

Number of Notes surrendered for Repurchase:

Applicable Valuation Date: _____, 20__*
Applicable Repurchase Date: _____, 20__*

DTC # (and any relevant sub-account):

Contact Name:
Telephone:

Acknowledgment: I acknowledge that the notes specified above will not be repurchased unless all of the requirements specified in the Supplement are satisfied, including the acknowledgment by you or your affiliate of the receipt of this notice on the date hereof.

Questions regarding the repurchase requirements of your notes should be directed to dln_repurchase@jpmchase.com.

*Subject to adjustment as described in the Supplement.

J.P. Morgan C.G.P. Commodity Index

Index Supplement
to the
January 2011 J.P. Morgan Bespoke Commodity Index
Standard Terms

April 2011

J.P.Morgan

1. <u>An Introduction to J.P. Morgan C.G.P. Commodity Index</u>

The J.P. Morgan C.G.P. Commodity Index (the "Index") aims to provide directional exposure to the copper, gold and platinum on a total return basis and rebalances monthly on the last day of each calendar month. The Index is long the S&P GSCI^{TM} Copper Excess Return Index, the S&P GSCI^{TM} Gold Excess Return Index and the S&P GSCI^{TM} Platinum Excess Return Index.

2. <u>This Document and its Relationship to the Standard Terms</u>

This document, the Index Supplement for the J.P. Morgan C.G.P. Commodity Index (the "**Index Supplement**"), sets forth index level specific terms needed to calculate this specific Index.

This document should be read in conjunction with the 2011 J.P. Morgan Bespoke Commodity Index Standard Terms (the "**Standard Terms**"), which is available at the following hyperlink:

http://www.jpmorgan.com/directdoc/Bespoke_Index_Standard_Terms_January_28_2011.pdf

This document explains index level specific terms (for example, this Index Supplement will specify the Constituents of the Index, the applicable Component Weights of such Constituents and other index specific items) and supplements the general form set forth in the Standard Terms. This Index Supplement together with the Standard Terms will constitute the "**Index Rules**."

For the avoidance of doubt, this Index Supplement may include a provision, formula or definition, and such provision, formula or definition will supersede and replace the relevant provision, formula or definition set forth the Standard Terms.

This document may be amended or supplemented from time to time at the discretion of the Index Calculation Agent and will be re-published no later than thirty (30) calendar days following such amendment or supplement.

This document is published by the Global Index Research Group ("GIRG"), a division of J.P. Morgan Securities LLC, 385 Madison Avenue, New York, New York 10017 in its capacity as Calculation Agent. A copy of this document is available from the Index Calculation Agent.

ALL PERSONS READING THIS INDEX SUPPLEMENT SHOULD REFER TO THE DISCLAIMERS AND CONFLICTS SECTIONS SET OUT IN THE ACCOMPANYING STANDARD TERMS AND CONSIDER THE INFORMATION CONTAINED IN THIS INDEX SUPPLEMENT IN LIGHT OF SUCH DISCLAIMERS AND CONFLICTS OF INTEREST.

NOTHING HEREIN CONSTITUTES AN OFFER TO BUY OR SELL ANY FINANCIAL PRODUCT, PARTICIPATE IN ANY TRANSACTION OR ADOPT ANY INVESTMENT STRATEGY OR LEGAL, TAX, REGULATORY OR ACCOUNTING ADVICE.

Each of GIRG and its affiliates may have positions or engage in transactions in securities or other financial instruments based on or indexed or otherwise related to the Index.

3. <u>General Terms relating to the Index</u>

The following terms set forth certain economics related to the Index. Terms relating to the composition of the Index are set forth on the following page.

Initial Index Level:	100
Bloomberg Page:	JMAB026T
Index Type:	Total return
Rebalancing Date Integer:	1 (the first day of each Rebalancing Period)
Rebalancing Determination Date:	The last Calculation Day of each calendar month
Index Leverage:	Not Applicable
Volatility Targeting:	No
Target Index Volatility:	Not Applicable
Volatility Targeting Lookback 1:	Not Applicable
Volatility Targeting Lookback 2:	Not Applicable
Maximum Index Leverage:	Not Applicable
Minimum Index Leverage:	Not Applicable
Replication Adjustment Rate:	0.00%
Index Calculation Agent:	GIRG

4. Components and Constituents Comprising the Index

The Index is composed of the following Components comprised of Constituents. The table below specifies the relevant Component Weight, Underlying Index of Long Constituent (including the Bloomberg Ticker for such Underlying Index) and Underlying Index of Short Constituent (including Bloomberg Ticker for such Underlying Index). For each Component that has both a Long Constituent and Short Constituent, the table specifies whether Volatility Matching is to be used for the Short Constituent; in the case of each Short Constituent for which Volatility Matching is to be used, the table specifies the Volatility Matching Period, the Maximum Short Constituent Leverage and the Minimum Short Constituent Leverage.

Component Designation	Component Weight	Underlying Index of Long Constituent	Bloomberg Ticker for Underlying Index of Long Constituent	Underlying Index of Short Constituent	Bloomberg Ticker for Underlying Index of Short Constituent	Volatility Matching	Volatility Matching Lookback	Maximum Short Constituent Leverage	Minimum Short Constituent Leverage
Component 1	1/3	S&P GSCI Copper Excess Return CME	SPGSCGCP	None	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable
Component 2	1/3	S&P GSCI Gold Excess Return	SPGCGCP	None	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable
Component 3	1/3	SPGSCI Platinum Index Excess Return	SPGCPLP	None	Not Applicable	Not Applicable	Not Applicable	Not Applicable	Not Applicable